Joe Laxague

Partner

jlaxague@cronelawgroup.com

Mason Allen

Of Counsel

mallen@cronelawgroup.com

VIA EDGAR

January 9, 2024

U.S. SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn:	Conlon Danberg
Margaret Schwartz

Re:	Oriental Rise Holdings Limited
Amendment No. 2 to Registration Statement on Form F-1
Filed December 14, 2023
File No. 333-274976

Dear Mr. Danberg and Ms. Schwartz

On behalf of Oriental Rise Holdings Limited, a Cayman Islands corporation (the “Company”), we write in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 27, 2023, with reference to Amendment No. 2 to the Company’s Registration Statement on Form F-1 filed with the Commission on December 14, 2023, (the “Registration Statement”). We also simultaneously file with the Commission an amended Registration Statement on Form F-1 in response to such comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Amendment No. 2 to Registration Statement on Form F-1, filed December 14, 2023

Cover Page

1. We note that the cover page states: “Up to 1,000,000 Ordinary Shares may be offered for resale or otherwise disposed of by each shareholder named in this prospectus (the “Selling Shareholders”).” Please revise to clarify this is a separate prospectus.

Response: In response this comment, the Company has amended the Registration Statement where indicated to clarify that the selling shareholders are named in the separate Resale Prospectus.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

January 9, 2024

Page | 2

General

2. We note your revised disclosure in response to previous comment 6 and reissue the comment. Please restore your disclosures to the disclosures as they existed in the registration statement as of July 7, 2023.

Response: In response this comment, the Company has amended the Registration Statement to restore all disclosures regarding PRC regulatory, governmental, legal, and similar risks to the specific language used in its Draft Registration Statement filed July 7, 2023.

3. We note the Selling Shareholders section was removed from the Public Offering Prospectus, please revise to reinstate this section in the Public Offering Prospectus so that investors in the public offering have this information as well.

Response: In response to this comment, the Company has amended the Registration Statement to reinstate the Selling Shareholders section in the Public Offering Prospectus.

Resale Prospectus Cover Page, page Alt-i

4. We note that you have included separate pages for the resale prospectus. Please revise the cover page of the resale prospectus to include the information from the cover page of the public offering prospectus, including the disclosure related to your organizational structure, risks related to operations in China and Hong Kong, how you will refer to the holding company and subsidiaries and how cash is transferred in your organization.

Response: In response this comment, the Company has amended the Registration Statement to include the information described in this comment in the cover page of the Resale Prospectus.

We thank the Staff for its review of the Registration Statement and this correspondence. Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

Sincerely yours,

THE CRONE LAW GROUP P.C.

/s/ Joe Laxague
Joe Laxague

cc:	Dezhi Liu
Chief Executive Officer
Oriental Rise Holdings Limited